SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Commission File Number: 33-19048-NY

NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K or Form 10-KSB	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q or Form 10-QSB	☐ Form N-SAR

For Period Ended:      April 30, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:____________________________

PART I
REGISTRANT INFORMATION

AMERICAN METAL & TECHNOLOGY, INC.

Full Name of Registrant

MURRAY UNITED DEVELOPMENT CORP

Former Name if Applicable

633 W. 5th Street, 26th Floor

Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90071

City, State and Zip Code

1

   PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.) ☒Yes ☐ No

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable, without unreasonable effort and expense, to file its Quarterly Report on Form 10-Q for the quarter ended April 30, 2007 on a timely basis because the Registrant requires additional time to complete its financial statements following the transaction detailed in the Registrant’s Current Report filed on Form 8-K on May 29, 2007 and on Form 8-K/A filed on June 12, 2007. The Registrant intends to file the Form 10-Q as soon as practicable after the completion of the financials.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alan P. Fraade, Esq. (212) 486-2500

(Name) (Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

AMERICAN METAL & TECHNOLOGY, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 14, 2007	By:	/s/ Chen Gao
Chen Gao
Title: President and CEO

2